EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	First Quarter
(Dollars in millions)	2010	2009

Earnings before income taxes	$151	$2
Add:
Interest expense	26	21
Appropriate portion of rental expense (1)	3	4
Amortization of capitalized interest	1	3
Earnings as adjusted	$181	$30

Fixed charges:
Interest expense	26	21
Appropriate portion of rental expense (1)	3	4
Capitalized interest	2	11
Total fixed charges	$31	$36

Ratio of earnings to fixed charges	5.8x	(A)

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

(A)
Due to decreased earnings reported for first quarter 2009, the coverage ratio is less than 1x.  To achieve a coverage ratio of 1x, additional pre-tax earnings of $6 million would have been required for first quarter 2009.

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